SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                              (Amendment No. 1)(1)


                                 MEDIABAY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58446J 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-------------------------                                -----------------------
  CUSIP No. 58446J 10 8                 13G                  Page 2 of 5 Pages
-------------------------                                -----------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Howard Herrick
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       Not Applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


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4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES   5    SOLE VOTING POWER
   BENEFICIALLY          3,602,640  as of 1/11/2000 (includes currently
     OWNED BY            exercisable options to purchase 400,000 shares)
       EACH
      PERSON
    REPORTING
       WITH
                    ------------------------------------------------------------
                    6    SHARED VOTING POWER

                         None
                    ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
                         3,114,180 as of 1/11/2000 (includes currently
                         exercisable options to purchase 400,000 shares)
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,602,640 as of 1/11/2000 (includes currently exercisable options to purchase 400,000 shares)
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       37.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a). Name of Issuer:

               MEDIABAY, INC. (formerly Audio Book Club, Inc.)

Item 1(b). Address of Issuer's Principal Executive Offices:

               20 Community Place
               Morristown, New Jersey 07960

Item 2(a). Name of Person Filing:

               This Amendment No. 2 to Schedule 13G is filed on behalf of Howard Herrick (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if None, Residence:

               MediaBay, Inc.
               20 Community Place
               Morristown, New Jersey 07960

Item 2(c). Citizenship:

               Mr. Herrick is a United States citizen.

Item 2(d). Title of Class of Securities:

               Common Stock, no par value

Item 2(e). CUSIP Number:

               58446J108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) - (j): Not applicable.

Item 4. Ownership:

               (a) Amount Beneficially Owned: At January 11, 2000, the Reporting Person beneficially owned 3,602,640 shares, consisting of: (i) 2,714,180 shares held by N. Herrick Irrevocable ABC Trust, of which the Reporting Person is the sole trustee, (ii) 488,460 shares owned by the Reporting Person, and (iii) 400,000 shares issuable upon the exercise of stock options granted to the Reporting Person. The Reporting Person has granted sole dispositive rights in the shares referred to in (ii) above to Mr. Norton Herrick but the Reporting Person has maintained voting rights over such shares.

               (b) Percent of Class: As of January 11, 2000, the Reporting Person beneficially owned 37.0% of the Common Stock. This percentage calculation was based on 9,338,272 shares of Common Stock outstanding as of January 11, 2000.


                               Page 3 of 5 Pages

               (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 3,602,640 (includes currently exercisable options to purchase 400,000 shares)

                    (ii) shared power to vote or to direct the vote: None.

                   (iii) sole power to dispose or to direct the disposition of:
                         3,114,180 (includes currently exercisable options to purchase 400,000 shares)

                    (iv) shared power to dispose or to direct the disposition
                         of: None.

Item 5. Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9. Notice of Dissolution of Group.

               Not Applicable.

Item 10. Certification.

               Not Applicable.


                               Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 13, 2000



                              Signature:  /s/ Howard Herrick
                                         ---------------------------------------
                                              Name:   Howard Herrick


                               Page 5 of 5 Pages